Filed by R1 RCM Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: R1 RCM Inc.
Commission File No.: 001-34746
Date: March 8, 2022

The following is a complete transcript of R1 RCM Inc.’s fireside chat held on March 8, 2022 at the 42nd Annual Cowen Health Care Conference.

R1 RCM Presentation at the 42nd Annual Cowen Health Care Conference March 8, 2022

Moderator
•James Auh, Cowen Healthcare Technology and Distribution Team

Presenters
•Joseph Flanagan, President & CEO
•Rachel Wilson, CFO & Treasurer
•Atif Rahim, SVP Investor Relations

PRESENTATION

James Auh
Good afternoon and thank you everyone for joining us for our fireside chat with R1 RCM. I'm James Auh of Cowen's Healthcare Technology and Distribution Team. Today with us we have Joe Flanagan, President and CEO, Rachel Wilson, Treasurer and CFO, and Atif Rahim, SVP of IR and Business Development. Thank you everyone for being with us today. Just wanted to start off more high level. The market for revenue cycle management has continued to expand and R1 has recently, you know, further unlocked the modular market via the acquisition win of Cloudmed. Can you give us a brief description of the market opportunity? Maybe sizing the TAM, both end-to-end and modular markets, and how R1 is positioned within, particularly with Cloudmed enhancing the value proposition.

Joseph Flanagan
Yeah, the first thing that James I would say is, you know, the way we think about the market or our estimates are this is roughly $110 billion of total available market, across the hospital and physician care settings at large. So that's the first thing I would say is. The second thing is, we see strong demand for the end-to-end offering as well as for the modular offering. Which really, we would expect to manifest itself as we communicated, you know, upon the announcement of Cloudmed, 12 to 14% NPR growth in our end-to-end book of business off of our current, contracted size, and then a 20% growth of the modular offerings. And I fully understand, we need to unpack that on the modular side in a bit more detail, which we plan to do post closing of the transaction. And the final thing I would say from high level demographics of the market, you know, by our estimates, still today, 70 plus percent of this market is captive. And what I mean by that is, is the $110 billion of spend providers are spending on revenue cycle management, 70 plus percent of that is still captive to their operations. They use some element of point solutions, but by and large, it's their infrastructure, their people, that they're trying to manage. And, you know, what we see is, the challenges facing the providers are significant. And, you know, our view is that will continue to result in more and more of those providers preferring to manage their revenue cycle via strategic partnership, such as our offerings.

James Auh
Okay, can you maybe touch on, as you noted, the health systems looking more to outsource? Maybe talk about how COVID has impacted that, if at all?

Joseph Flanagan
Yeah, I mean, I think one of the takeaways from COVID is, you know, that we've heard from customers, is the agility of their operation to respond to significant environmental changes is not that great. And I think they realize that the complexity that they have in their operation, whether that be complexity, managing their workforce, in an environment where demand is going up or demand is going down, as well as the complexity of their current state operation in terms of the number of third party solutions plugged in to their ecosystem, whether that be the fabric of their technology architecture, or that be complementing their human capital or their capacity to serve. That is a very complex operating design and the ability of that to respond, in the COVID environment, I think was challenged. And there were many things they had to respond to. Rapidly changing payer protocols to absorb the COVID utilization and cases and reimbursement mechanisms that were being put in place. The significant shift in volume, up or down. In the heat of COVID, obviously, a downward shift in volume and how to manage the workforce. So I think, you know, that's one of the thematic takeaways directly attributed to COVID. The other one coming out of COVID, but I think somewhat related, is the workforce mindset. And we've talked a lot about this in prior discussions. But in the operating component of the workforce, significant shortages over supply and demand imbalances, and really having to navigate an inflationary environment when today, 80% of the costs that providers are expending on managing their revenue cycle is labor. And that line item has significant inflationary pressures behind it. So again, I think somewhat related to COVID. Macro environment for sure. But that's something that we're talking a lot about with prospective customers on our ability to partner with them to respond to that.

James Auh
Okay. So, the contract negotiations with the $10 billion NPR customer has been completed. It looks like you guys are just waiting for the final execution of that contract. Can you share with us, you know, the scope of the contract? How would you be thinking about deploying it? I would assume it's something similar to the Ascension deployments with multiple phases over multiple years.

Joseph Flanagan
Yeah, I don't want to get, out of sensitivity with the customer, in too many details. Those will be forthcoming in the short term, but some high level commentary. Scope, very similar to some of our prior engagements. You're correct, James. You know, we would anticipate a deployment over a couple of years, as our estimates. And again, in terms of the drivers of value for the customer, as well as the drivers of appropriate returns for us, will be very similar in nature, you know, complementing their operation with our scale leverage on a delivery standpoint, using technology to improve the patient experience, as well drive standardization and efficiencies, consolidating third party spend and the like. And obviously, automation is a big component as well.

James Auh
Okay. And, you know, in light of this contract, how should we be thinking about, I guess, the capacity to onboard other businesses that you would win this year? And, I guess, the deployment capacity now and what you expanded to by the end of the year?

Joseph Flanagan
Yeah. So we entered the year with deployment capacity to support $5 billion on an annualized basis of new contract signing. So that's where we're at right now. That is included in our 2022 guidance. And the reason I mentioned that, as you and many people on this call will understand from our prior discussions, we lose money in the first year, you know, based on the front loaded investments that we make as part of the strategic partnership. That's included in our guidance, and essentially, the capacity that we have in place right now is nominally to support $5 billion of new contract signing. So the way I would think about that is, this large contract, multi-year deployment consuming that core capacity over the next 24 months. Where we sit right now based on progression in the pipeline. You know, Rachel and I have a good degree of visibility in late-stage opportunities, that based on our experience would indicate a probability of contracting. And so that's what the basis was of the comments that I made on our Q4 call, that we're in the process of making the decisions to raise our nominal capacity this year. Right now we have that set at $7 billion, so an incremental $2 billion. I would say we have contracting activities that support more than that incremental $2 billion, and Rachel and I are just working through what's the appropriate landing spot if you will on that. But it's not a question of will we raise capacity or do we have pipeline support, we do. It's just a question of what's the right number to work from.

James Auh
Okay. And I guess, so the last couple of quarters have noted that, you know, sales pipeline activity has gone up, you know, pretty considerably on a sequential basis. And you're talking about $7 billion of capacity by the end of the year. How should we think about that in terms of if the pipeline, I guess, activity continues to grow at this pace, would you need to further expand this deployment capacity? And I know in the past, you've been pretty prudent on, you know, making sure that there's no excess capacity that would burden, you know, costs.

Joseph Flanagan
Right. I think, you know, it's a balancing act. It's, unfortunately, there's judgment calls that we have to make. What I would say, James, is, you know, right now, Rachel and I feel very, you know, looking out over the balance of this year and the balance of next year, we feel very good about activity that should support, you know, an incremental three to four billion this year, and then, you know, some progression on top of that, in addition to the large outlier contract that we've talked about. So that's the short-term planning horizon or planning assumption that Rachel and I are working from. Now what I will tell you is, and I think maybe more to your point. In our annual strategy refresh, I've asked our operating teams and our technology teams to come back with how should we fit, if we want to think about structural capacity to onboard $10 billion of new NPR per year as a more medium range planning signal, you know, and with the benefit of some runway to think about the right way to archetype that, how may we think about it? So that bookends two, you know, kind of dimensions. And that's really looking out and saying, hey, the dynamic we're seeing in 2022, if that were every year repeated, how could we potentially serve that? I don't have the answer to that. You know, that process will culminate in Q3 per our normal, annual operating rhythm within the company around strategy planning. But I share that just to give you kind of some of the perspective on how we're thinking about it and we do think the market has the potential to support that. Time will tell if it comes to reality, but I do think there's the theoretical potential in the market to support that.

James Auh
Okay, great. I guess, moving on to technology. You know, technology, particularly automation and machine learning, has been a key focus for the company for a while now, shifting away from more of the historical manual outsourcing model. Maybe talk about the state of the automation and machine learning efforts so far? And, you know, the Cloudmed acquisition is supposed to help enhance and maybe accelerate some of the intelligent automation initiatives. Maybe you could elaborate on the impact or the potential impact of Cloudmed?

Joseph Flanagan
Yeah, let me just give you a quick recap on where we're at in our journey and then we can talk about what's our strategic emphasis on new capabilities and how does Cloudmed play into that. So, first thing, you know, we expect $45 million in annualized savings to manifest itself in 2022. That's against a 2019 baseline when we really launched the program. You know, what's behind that EBITDA impact, essentially two reference points. We've automated the equivalent of about 1,800 heads in our central operations. That's in our shared services infrastructure, both onshore and offshore. And then we've automated or freed up 500 to 600 heads in our registration or front-end processes that are more local in nature, given those process flows. And that's been achieved via digital self-service, so, you know, off of our Entri platform, and unlocking that. So, you know, if you think about that against our hourly workforce, it's roughly 15% of our hourly workforce that we've been able to automate. And that's incredibly important for us to be in this position in the current labor market. So essentially, you know, as we sit today when we talk with a prospective customer, we need about 15% less heads once we're fully deployed with our technology. And then the manual component, we're sourcing nationally or globally for that human capital as opposed to locally. So there's a really credible capability on why we're able to navigate the current labor markets better than the customers are on a standalone basis, and that's being acknowledged in our commercial discussion. So that's essentially where we are right now, James.

Now looking forward, our big emphasis is automating decision-making. And so this is important because most of the automation that we've done up till now has been in our offshore centers. Okay? So it's a lower-cost human capital that we're automating. What we're focused on as part of the Cloudmed transaction is automating decision-making, which is more in our onshore operations. And that's a function of, you know, the right automation techniques, but also whether that be some of the things we've talked about on NLP, OCR, machine learning, predictive analytics, but those techniques need a very rich data set to work from to ensure accuracy of those decision-making algorithms. And that's why you've heard me talk about the value that comes with Cloudmed's data footprint. They're ingesting about 500 million patient encounters per year. And in that packet of data that they're ingesting into their platform, they're getting demographic information, they're getting clinical information, and they're getting reimbursement information. So all the data points on the reimbursement, etc. And that data set is very, very critical to really unlock the automated decision-making. So, you know, that's really where our focus is. And we think there's significant runway to, you know, further improve, you know, our technology leverage, you know, looking forward.

James Auh
Okay, great. And so with the announcement of the acquisition, you guys have refreshed the medium, long term outlooks. Can you talk about, I guess, how much of this automation benefit is embedded within those targets? Both medium and long term?

Joseph Flanagan
Yeah. What I would say in our standalone and in our refreshed, medium and long-term targets, you know, there was always, we always had the intention standalone to automate decision-making. I mean, we've talked about that. We've had pilots running. And so that's always been a plan. That gets accelerated. And the degree of confidence we have, to my earlier point around bringing that to reality is much higher as part of the Cloudmed transaction, directly related to the data footprint. So what could potentially be additive to our medium and long-range targets is some of the more advanced use cases that we're going to look at. So if we were able to have a breakthrough in autonomous coding, as an example. You know, this is a really complicated use case, but high value that could potentially, you know, have a more structural margin impact to the positive that we've contemplated. But again, you know, if you look at prior to the transaction, medium and long-term targets of 25% and 30%, and we've characterized how that's revised with the transaction at 30% plus and 35% plus. We understand we need to give a tighter range on that update, but we would anticipate being in a position to do that over the course of Q3 and Q4 post our projected close of the transaction.

James Auh
Okay, great. I guess, can you just give us your revised, I guess, outlook on capital deployment priorities? Obviously, with this transaction being the most sizeable to date, should we expect further transactions in the near term, as well as the fact that you know, the share repo authorization was increased to 500 million? How should we think about share repurchases going forward? You know, in the back half of '21, both 3Q and 4Q, R1 made regular repurchases.

Joseph Flanagan
Yeah, maybe Rachel, that's a good one for you to take and then I'll compliment your comments, Rachel.

Rachel Wilson
Perfect. Thanks. So as we think about capital deployment and how we optimize that, as you look to '21 and say, "Well, how did we spend our capital?" First thing is, we invested in organic growth. Right? That's first and foremost is kept that proceeding. We spent about $40 million of cash on VisitPay. We voluntarily paid down $40 million of revolver. And then we bought over $56.5 million in share repurchase. And we ended the year at 1.9 times leverage with access to $500 million of liquidity, so in a strong capital position. So as you look at that usage, you see a pretty balanced usage in what we did. And part of that is, the theme of it is, there's also supporting our organic growth and then being opportunistic to the environment around us. If we look at the average price for share purchase, it was something like $21.60-ish. So, you know, very disciplined about how we have approached the different opportunities and yet making sure we keep that strong capital and liquidity. So as we look ahead, we do have the authorization for 500 million for repurchase. There's not a timeframe around the execution to that. It's typical for these programs. But again, it gives us that weapon in our arsenal as we think about how we want to support the business and how we deploy capital effectively. But I would lead by saying, obviously, supporting organic growth is our first priority. And Joe, I don't know if you want to add to that.

Joseph Flanagan
Yeah, I think our posture changes on capital deployment, to Rachel's comments will be very consistent with the prior year. You know, we're in a position to be balanced and to, you know, have, I would say a good corporate finance mechanism. And I would just emphasize, you know, supporting organic growth is really a priority, whether that be just making sure we've got the capacity to capture the market opportunity, or it be in some of these areas that we've touched on, more innovative in nature, where we're in a great position, post the transaction with Cloudmed to really drive meaningful innovation off of the technology and data footprint the combined business has. So those are areas that I would highlight.

James Auh
Okay. I have one question here. So, labor shortages have been impacting health systems. Can you speak to how health systems that you serve are being impacted by labor shortages? If capacity at health systems is limited due to labor shortages, how should we think about the impact on R1? I guess, because revenues are tied to cash collections which is tied to NPR.

Joseph Flanagan
Yeah. So let's first talk with how does a labor shortage manifest itself in the revenue cycle operation of the health system. And no doubt about it on the billing and follow up processes, there can be, you know, less coverage of that just from a pure capacity dynamic by the health system, and maybe there's some elongation of that receivable. And we see that in many cases. What I would say is a higher sensitivity is when the queues on physician interfaces or patient interfaces are elongated. So that could be scheduling queues. And it could be a physician or referring physician's care team trying to schedule into a health system. It could be patients' queues on scheduling, or pre-registration, or point-of-care, check-end type activities. Those are areas where the sensitivity is very high and we're seeing that, you know, in a number of situations. As it relates to us, we're not immune to the environment. As I mentioned, we're structurally at an advantage. Again, that's driven by automation, that's driven by global scale. But in our 2022 guidance, you know, we have $7 to $8 million of incremental labor expense above and beyond what we would normally assume in our general planning assumptions. So that's included. We're able to offset that with automation and other execution areas that are favorable to encapsulate the overall guidance for the year. But, you know, that's, you know, that's some color on how and where we've been focused and having to respond to it. And we're not seeing any material concerns. In fact, I'm quite pleased with execution on cash conversion right now by the teams as we look at progress year-to-date. So that's generally the landscape along those lines.

James Auh
Okay. Another question. Does it make sense to buy a claims processing company/platform?

Joseph Flanagan
I don't know. Right now, you know, most of the intelligence or functionality that, in the claims processing area, we have been able to encapsulate in our technology that interfaces into those engines, or in our automation use cases. So we have written a tremendous amount of automation that optimizes that clearing house platform. And so we're really in a position that we're not dependent on special functionality. In fact, we retain our control and we would argue, we have superior functionality around that process. And what we're really looking for is scale efficiencies on those technology pipes. And I think, you know, that's led to kind of our approach up till now in the market and we have a degree of flexibility on who we work with and how we think about that. And I think that's a good position for us to be in.

James Auh
Okay. Last one for me. Obviously, we've talked about acquisitions over the last few years with Cloudmed, VisitPay, SCI, and Revworks. Can you maybe talk about the cross-selling there and how much has been achieved so far? And, I guess, you know, how much opportunity there is across all the various acquisitions you've done?

Joseph Flanagan
Yeah, most of our cross-selling on acquisitions to date on those modular offerings, and I'll take SCI, VisitPay, and even Tonic, although Tonic has some nice traction outside of our end-to-end offering, has been, I'll call it captive cross-selling. So we've been deploying, and are in a pretty aggressive deployment schedule over the next couple years, of deploying those technologies into our end-to-end customer base. And there's synergies that come with that. There's operating efficiencies that we gain and they're meaningful. One of the things we're really looking to unlock with the Cloudmed acquisition is, from our lens, they have the best commercial engine to grow modular offerings. And so what we're working on is, those assets we've acquired, SCI, Tonic, VisitPay, they are perfect candidates for the Cloudmed team to commercialize, productize, and sell into their installed base. And, you know, that's something we really haven't tapped yet. Most of our, like I said, James, most of our activity has been kind of deploying those technologies. They still have their sales teams and they've been growing on a standalone basis, but I wouldn't characterize the modular synergies as that high yet from R1 standalone. We've been generally deploying them into our contracted end-to-end book of business and getting the operating efficiencies on the profitability side from those platforms.

James Auh
Okay, great. I think we're up on time. Thank you, everyone, for joining us. And thank you, Joe, Rachel, and Atif.

Joseph Flanagan
Thanks, James, for hosting us today.

James Auh
Take care. Enjoy the rest of the conference.

Additional Information and Where to Find It

This communication includes information regarding the proposed transaction between R1 RCM Inc. (the “Company”) and Cloudmed, a leader in Revenue IntelligenceTM solutions for healthcare providers. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of the Company, referred to as a proxy statement / prospectus. A proxy statement / prospectus will be sent to all shareholders of the Company. The Company also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of the Company are urged to read the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement / prospectus, and all other relevant documents filed or that will be filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov.

The documents filed by the Company with the SEC also may be obtained free of charge at the Company’s website at www.r1rcm.com or upon written request to 434 W. Ascension Way, 6th Floor, Murray, Utah 84123.

Participants in Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed transaction will be contained in the proxy statement / prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes information that may constitute “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events and relationships, plans, future growth, and future performance, including, but not limited to, statements about the expected timing, completion, and effects of the proposed transaction, the Company's strategic initiatives, capital plans, costs, ability to successfully implement new technologies, future financial and operational performance, and liquidity. These statements are often identified by the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “designed,” “may,” “plan,” “predict,” “project,” “target,” “contemplate,” “would,” “seek,” “see,” and similar expressions or variations or negatives of these words, although not all forward-looking statements contain these identifying words. These statements are based on various assumptions, whether or not identified in this presentation, and on the current expectations of the Company’s and Cloudmed’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, assurance, prediction or definitive statement of fact or probability. Actual outcomes and results may differ materially from those contemplated by these forward-looking statements as a result of uncertainties, risks, and changes in circumstances, including but not limited to risk and uncertainties related to: (i) the Company's ability to retain existing customers or acquire new customers; (ii) the development of markets for the Company's revenue cycle management offering; (iii) variability in the lead time of prospective customers; (iv) competition within the market; (v) breaches or failures of the Company's information security measure or unauthorized access to a customer's data; (vi) delayed or unsuccessful implementation of the Company's technologies or services, or unexpected implementation costs; (vii) disruptions in or damages to the Company's global business services centers and third-party operated data centers; (viii) the impact of the COVID-19 pandemic on the Company's business, operating results, and financial condition; (ix) the ability of the parties to consummate the proposed transaction in a timely manner or at all; (x) satisfaction of the conditions precedent to the consummation of the proposed transaction, including the receipt of required regulatory and shareholder approvals; and (xi) the Company’s ability to timely and successfully achieve the anticipated benefits and potential synergies of the proposed transaction. Additional risks and uncertainties that could cause actual outcomes and results to differ materially from those contemplated by the forward-looking statements are included under the heading “Risk Factors” in the Company's most recent annual report on Form 10-K, quarterly reports on Form 10-Q, the registration statement on Form S-4 and the proxy statement included therein that will be filed relating to the transactions described herein, and any other periodic reports that the Company files with the SEC. The foregoing list of factors is not exhaustive. All forward-looking statements included herein are expressly qualified in their entirety by these cautionary statements as of the date hereof and involve many risks and uncertainties that could cause the Company's actual results to differ materially from those expressed or implied in the Company's forward-looking statements. Subsequent events and developments, including actual results or changes in the Company's assumptions, may cause the Company's views to change. The Company assumes no obligation and does not intend to update these forward-looking statements, except as required by law. You are cautioned not to place undue reliance on such forward-looking statements.

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions.